EXHIBIT 99.1

Galapagos appoints Thad Huston as Chief Financial Officer and Chief Operating Officer

Mechelen, Belgium; 15 June 2023, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced the appointment of Thad Huston as Chief Financial Officer (CFO) and Chief Operating Officer (COO) as per 1 July 2023. Mr. Huston will be a member of the Executive Committee of Galapagos and will join Galapagos from Kite, a Gilead Company (NASDAQ: GILD). He brings 30 years of global finance and operational experience in healthcare with an excellent track record of driving business transformation and innovation.

“On behalf of the Board of Directors and management of Galapagos, I extend a warm welcome to Thad. Thad is a widely recognized leader with a strong international network. Having spent three decades in the healthcare sector, he brings with him a wealth of experience and deep financial and operational know-how,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “We are convinced that Thad’s strategic and operational expertise, including in cell therapy, is an excellent fit for our company as we continue to execute on our R&D and business development strategy in our focus areas of immunology and oncology.”

Thad Huston is currently Global Head of Finance and Corporate Operations at Kite, the global leader in cell therapy. Before Kite, Thad served as CFO of LivaNova (NASDAQ: LIVN), a publicly listed medical devices company focused on neuromodulation with presence in more than 100 countries. Prior to that role, he spent over 25 years at Johnson & Johnson (J&J) (NYSE: JNJ) where he held senior financial roles at various J&J locations in the US, China, Belgium, Russia, and Hungary. During his tenure at J&J, he helped establish the R&D innovation model and played a key role in accelerating the product pipeline through focused growth strategies, investments in innovation, business development and streamlined productivity.

“I am very excited to join Galapagos and to work with Paul and the team to realize the company’s full potential,” added Thad Huston. “With its growing pipeline in oncology and immunology, a European commercial infrastructure and a robust balance sheet, I strongly believe that Galapagos has the fundamentals in place to deliver on its mission to transform the lives of patients across the globe, while creating value for its stakeholders.”

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

About Galapagos
Galapagos is a fully integrated biotechnology company united around a single purpose: to transform patient outcomes through life-changing science and innovation for more years of life and quality of life. We focus on the key therapeutic areas of immunology and oncology, where we have developed a deep scientific expertise in multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs and our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contacts

Media relations contact Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor relations contact Sofie Van Gijsel +1 781 296 1143 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “ongoing,” “will,” and “may” as well similar expressions. Forward-looking statements contained herein include, but are not limited to, statements regarding the announced leadership transition and changes in our Executive Committee and key personnel. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the possibility that Galapagos will encounter challenges retaining or attracting talent, that our leadership transition may be disruptive to our business operations, risks related to our ability to effectively transfer knowledge during this period of transition, and those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2022 and our subsequent filings with the SEC. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless specifically required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’